UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated April 28, 2017

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 – 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: ☒	Form 40-F: ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes: ☐	No: ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes: ☐	No: ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

Publicly-Held Company

Corporate Taxpayer ID (CNPJ) No. 60.643.228/0001-21

Company Registry (NIRE) 35.300.022.807 | CVM Code No. 12793

MINUTES OF THE ANNUAL GENERAL SHAREHOLDERS’ MEETING HELD ON APRIL 28, 2017

1. DATE, TIME AND PLACE: Held at 2 p.m., on April 28, 2017, at Fibria Celulose S.A. (“Company”) headquarters, in the City of São Paulo, State of São Paulo, at Rua Fidêncio Ramos, No. 302, 4th Floor, Sala Valor, Vila Olímpia, Zip Code 04551-010.

2. CALL NOTICE: The call notice has been published under the terms set forth by article 124 of Law 6.404, dated as of December 15th, 1976 (“Brazilian Corporations Law”), as amended: (i) in the State of São Paulo Official Gazette (Diário Oficial do Estado de São Paulo) on March 28, 29 and 30, 2017, pages 275, 198 and 3, respectively; and (ii) in the newspaper “Valor Econômico”, on March 28, 29 and 30, pages E34, E30 and E17, respectively.

3. ATTENDANCE: Were present holders of 492.223.691 (Four hundred and ninety-two million, two hundred and twenty-three thousand, six hundred and ninety-one) Company’s common, book-entry, with no par value shares, representing more than 88.96% (eighty eight point ninety six per cent) of the Company’s total and voting capital stock, Disregarded treasury shares, according to the signatures on the Company’s shareholders’ attendance book. Were also present the member of the Company’s management, Mr. Guilherme Perboyre Cavancalti, the member of the Company’s Fiscal Council, Mr. Mauricio Aquino Halewicz, and the representative of BDO RCS Auditores Independentes S/S, Mr. Eduardo Vasconcelos.

4. PRESIDING BOARD: The meeting was chaired by Mr. André Stocche and secretariat by Ms. Alessandra Zequi.

5. PUBLICATIONS AND DISCLOSURE: The following documents have been published in accordance with section 133, of Brazilian Corporations Law: (1) the management’s report, the financial statements and it’s respective explanatory notes, together with the report of BDO RCS Auditores Independentes S/S, the report of the Fiscal Council and the report of the Statutory Audit Committee, in the State of São Paulo Official Gazette (Diário Oficial do Estado de São Paulo), on March 28, 29 and 30, 2017, pages 249, 63 and 272, respectively, and in the newspaper “Valor Econômico”, on March 28, 29 and 30, 2017, pages E44, E32 and E10, respectively; and (2) the management’s report, the financial statements and it’s respective explanatory notes, together with the report of BDO RCS Auditores Independentes S/S, the report of the Fiscal Council and the report of the Statutory Audit Committee, in the State of São Paulo Official Gazette (Diário Oficial do Estado de São Paulo), on January 31, 2017, pages 5 - 21, and at the newspaper “Valor Econômico”, on January 31, 2017, pages E5 — E10. The aforementioned documents have also been made available for the shareholders at the Company’s headquarters and disclosed at the electronic pages of the Brazilian Securities and Exchange Commission (“CVM”), of BM&FBOVESPA S.A. — Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA”) and of the Company, more than 1 (one) month prior to the present date, as provided by the Brazilian Corporations Law and by applicable CVM regulation.

6. AGENDA: The shareholders of the Company gathered to examine, discuss and vote on the following agenda: (1) the management accounts, the management report and the Company’s financial statements, together with the annual report of the independent auditors, the report of the Fiscal Council and the report of the Statutory Audit Committee relating to the fiscal year ended on December 31, 2016; (2) the proposal of the Company’s capital budget for 2017; (3) the managers’ proposal for the allocation of the results of the fiscal year ended on December 31, 2016; (4) the definition of the number of members of Board of Directors;(5) the election of the members of the Company’s Board of Directors; (6) the instatement of the Fiscal Council; (7) the definition of the number of members of the Fiscal Council; (8) the election of the members of the Company’s Fiscal Council; and (9) the annual global compensation of the Company’s management and members of the Fiscal Council for the fiscal year of 2017.

7. RESOLUTIONS: Upon the opening of the meeting and examination and discussion on the matters of the agenda, the shareholders present at the meeting have decided as follows:

7.1. To approve, by 492.268.682 (Four hundred and ninety-two million, two hundred and sixty-eight thousand, six hundred and eighty-two) affirmative votes, none dissenting votes and none abstentions, the drawing up of these minutes in summary format containing only the transcription of the decisions, pursuant to section 130, paragraph 1st of the Brazilian Corporations Law, and its publication without the signatures of the shareholders, pursuant to paragraph 2nd of the same section of the Brazilian Corporations Law.

7.2. To approve, by 473.893.446 (Four hundred and seventy-three million, eight hundred and ninety-three thousand, four hundred and forty-six) affirmative votes, 18.786 (Eighteen thousand seven hundred eighty six) dissenting votes and 18.311.459 (Eighteen million, three hundred and eleven thousand, four hundred and fifty-nine) abstentions, the management accounts, the management report and the Company’s financial statements, together with the annual report of the independent auditors, the report of the Fiscal

Council and the report of the Statutory Audit Committee relating to the fiscal year ended on December 31, 2016.

7.3. To approve, by 488.272.189 (Four hundred and eighty-eight million, two hundred and seventy-two thousand, one hundred and eighty-nine) affirmative votes, 15.034 (Fifteen thousand and thirty four) dissenting votes and 3.936.468 (Three million, nine hundred and thirty-six thousand, four hundred and sixty-eight) abstentions, the Company’s capital budget for the fiscal year ending on December 31, 2016, in accordance with section 196 of the Brazilian Corporations Law, pursuant to Exhibit I herein.

7.4. To approve, by 488.269.474 (Four hundred and eighty-eight million, two hundred and sixty-nine thousand, four hundred and seventy-four) affirmative votes, 17.624 (Seventeen thousand, six hundred and twenty four) dissenting votes and 3.936.593 (Three million, nine hundred and thirty-six thousand, five hundred and ninety-three) abstentions, the management proposal for the allocation of the Company’s net income relating the fiscal year ended on December 31, 2016, in the total amount of R$ 1.654.847.897,66 (One billion, six hundred and fifty-four million, eight hundred forty-seven thousand and sixty-six cents), as follows:

(a) The amount of R$82.742.394,58 (Eighty-two millions, seven hundred and forty-two thousand, three hundred and ninety-four Brazilian reais and fifty-eight cents), equivalent to 5% (five per cent) of the fiscal year’s net income shall be allocated to the Company’s legal reserve, in line with section 193 of the Brazilian Corporations Law;

(b) The amount of R$1.572.105.497,08 (One billion, five hundred and seventy-two million, one hundred and five thousand, four hundred and ninety-seven Brazilian reais and eight cents), corresponding to 100% (a hundred per cent) of the adjusted net income, shall be distributed as follows:

(i)            The amount of R$393.026.374,27 (Three hundred and ninety-three million, twenty-six thousand, three hundred and seventy-four Brazilian reais and twenty-seven cents), equivalent to R$0.709958535 per common share, corresponding to 25% (twenty five per cent) of the adjusted net income, shall be distributed to the shareholders as minimum mandatory dividend, under the terms of Brazilian Corporations Law and section 31, sub-section III of the Company’s By-laws; and;

(ii)           The amount of R$1.179.079.122,81 (One billion, one hundred and seventy-nine million, one hundred, seventy-nine thousand, one hundred and twenty-two Brazilian reais and eighty-one cents), corresponding to, approximately 75% (seventy five per cent) of the adjusted net income, shall be withheld and allocated in the Investment’s Reserve, as stipulated in the Company’s capital budget for the fiscal year of 2017.

7.4.1. The persons who are shareholders of the Company on May 9, 2017 will be entitled to receive the dividends declared herein and the procedures adopted by the financial institution responsible for the book-keeping of the Company’s shares regarding the payment of dividends shall be observed, as will be timely disclosed by the Company through a Notice to Shareholders. In this sense, as from May 10, 2017 the Company’s shares shall be traded “ex-dividend”.

7.4.2. The dividends declared herein shall be paid by the Company to its shareholders, in one installment, on May 18, 2017.

7.5. To approve, by 487.611.006 (Four hundred and eighty-seven million, six hundred and eleven thousand and six) affirmative votes, 17.657 (Seventeen thousand, six hundred and fifty seven) dissenting votes and 4.595.028 (Four million, five hundred and ninety-five thousand and twenty-eight) abstentions, the definition of 9 (nine) effective members and respective alternates to compose the Board of Directors during the term that will be ended on the Annual General Shareholders’ Meeting which will examine the Company’s financial statements related to the fiscal year ending on December 31, 2018.

7.6. To approve, by 419.587.449 (Four hundred and nineteen million, five hundred and eighty seven thousand, four hundred and forty nine) affirmative votes, 52.100.779 (Fifty-two million, one hundred thousand, seven hundred and seventy-nine) dissenting votes and 20.460.961 (Twenty million, four hundred and sixty thousand, nine hundred and sixty one) abstentions, the election, the following persons as members of the Board of Directors, with term of office of 2 (two) years, until the Ordinary General Shareholders’ Meeting which will examine the Company’s financial statements related to the fiscal year ending on December 31, 2018:

(i)            José Luciano Duarte Penido, Brazilian, married, engineer, bearer of the Identity card RG No. M-3.764.122, issued by SSP/MG and enrolled with the CPF/MF under No. 091.760.806-25, resident and domiciled at Rua Luis Gottschalk, 151 — Apto. 191 — CA Vila Mariana — São Paulo-SP, Zip Code 04008-070, as effective member and President of Board of Directors;

(ii)           Maria Paula Soares Aranha, Brazilian, single, business manager, bearer of professional identity card No. 114781 CRA/SP and enrolled with the CPF/MF under No. 035.859.048-58, resident and domiciled at Estrada do Espigão, 1820, house 25, Petit Village, City of Cotia, São Paulo-SP, Zip Code 06710-500, as alternate of Mr. José Luciano Duarte Penido;

(iii)          Alexandre Gonçalves Silva, Brazilian, judicially divorced, engineer, bearer of the Identity card RG No. 39.565.565-1, issued by SSP/SP and enrolled with the CPF/MF under No. 022.153.817-87, resident and domiciled at Rua Cel. Artur de Paula Ferreira 132, apartment 81, Vila Nova Conceição, São Paulo-SP, Zip Code 01448-000, as effective independent member of Board of Directors;

(iv)          José Écio Pereira da Costa Junior, Brazilian, married, business manager and accountant, bearer of the Identity card RG No. 4.762.308, issued by SSP/SP, enrolled with the CPF/MF under No. 359.920.858-15 and CRC-SP under No. 101.318-O-2-TR/PR, resident and domiciled at Av. República Argentina, 665, cj. 906/907 — Curitiba PR — Zip Code 80240-210, as alternate of Mr. Alexandre Gonçalves Silva;

(v)           Carlos Augusto Lira Aguiar, Brazilian, married, engineer, bearer of the Identity card RG n. 11.044.512-9, issued by SSP/RJ and enrolled with the CPF/MF under the n. 032.209.829-72, with professional address at Rua Fidêncio Ramos, 302, 3th floor, Tower B, Vila Olímpia, São Paulo — SP, 04551-010, as effective member of Board of Directors;

(vi)          Julio Sergio de Souza Cardozo, Brazilian, married, accountant, bearer of the Identity card RG n. 1.845.165, issued by IFP RJ, enrolled with the CPF/MF under the n. 005.985.267-49, resident and domiciled at Av. Jandira 185 — Apartament. 184-A, Moema, São Paulo, SP — Zip Code 04080-000, as alternate of Mr. Carlos Augusto Lira Aguiar;

(vii)         Paulo Fernando Fleury da Silva e Souza, Brazilian, married, engineer, resident and domiciled at City of Rio de Janeiro, State of Rio de Janeiro, at Rua Visconde de Albuquerque, 171, apartment 102, Leblon, Zip Code 22450-001, bearer of the Identity card RG n. 02.949.494-5, issued by IFP/RJ, enrolled with the CPF/MF under the n. 181.109.917-34, as effective member of Board of Directors;

(viii)        Cesar Augusto Chaves Mendonça, Brazilian, married, economist, resident and domiciled at City of Rio de Janeiro, State of Rio de Janeiro, with professional address at Av. República do Chile, 100 — 11th floor, Centro, Zip Code: 20031-917, bearer of the Identity card RG n. 11933470-4, issued by IFP/RJ, enrolled with the CPF/MF under the n. 085.684.077-73, as alternate of Mr. Paulo Fernando Fleury da Silva e Souza;

(ix)          João Carvalho de Miranda, Brazilian, married, economist, bearer of the Identity card RG n. 52238193, issued by IFP/RJ and enrolled with the CPF/MF under the n. 772.120.887-49, with professional address at Rua

Amauri, nº 255, 13th floor, São Paulo — SP, Zip Code 01448-000, as effective member of Board of Directors;

(x)           Sergio Augusto Malacrida Junior, Brazilian, married, business manager, bearer of the Identity card RG n. 19.346.284, issued by IFP/RJ and enrolled with the CPF/MF under the n. 166.532.868-19, with professional address at Rua Amauri, nº 255, 11th floor, São Paulo - SP, Zip Code 01448-000, as alternate of Mr. João Carvalho de Miranda;

(xi)          João Henrique Batista de Souza Schmidt, Brazilian, married, business manager, bearer of the Identity card RG n. 6.266.530-0, issued by SSP/PR and enrolled with the CPF/MF under the n. 005.032.489-67, with professional address at Rua Amauri, nº 255, 11th floor, São Paulo - SP, Zip Code 01448-000, as effective member of the Board of Directors;

(xii)         Francisco Fernandes Campos Valério, Brazilian, married, engineer, bearer of the Identity card RG n. 634832, issued by SSI-SC, enrolled with the CPF/MF under the n. 065.280.319-91, with professional address at Rua Fidêncio Ramos, 302, 3th floor, Tower B, Vila Olímpia, São Paulo — SP, 04551-010, as alternate of Mr. Joaõ Henrique Batista de Souza Schmidt;

(xiii)        Ernesto Lozardo, Brazilian, married, business manager, resident and domiciled at City of São Paulo, State of São Paulo, at Rua Edson, 159, apartment 181, Campo Belo, Zip Code 04618-030, bearer of the Identity card RG n. 3.498.854, issued by SSP/SP, enrolled with the CPF/MF under the n. 232.398.838 72, as effective member of Board of Directors;

(xiv)        Leonardo Mandelblatt de Lima Figueiredo, Brazilian, married, business manager, bearer of the Identity card RG n. 106.533.60-7 DIC RJ, enrolled with the CPF/MF under the n. 070.969.007-05, with professional address at Avenida República do Chile nº 100, 11h floor, Centro, Rio de Janeiro, State of Rio de Janeiro, Zip Code 20031-917, as alternate of Mr. Ernesto Lozardo;

(xv)         Marcos Barbosa Pinto, Brazilian, married, lawyer, bearer of the Identity card RG n. 788680 — SSP / MS, issued in 19/01/2011 and enrolled with the CPF/MF under the n. 267.285.528-55, with professional address at Av. Ataulfo de Paiva, 1.100 — 7th floor, Leblon, Rio de Janeiro, RJ, Zip Code 22440-035, as effective member of Board of Directors;

(xvi)        Armínio Fraga Neto, Brazilian, married, economista, bearer of the Identity card RG n. 3.801.096 (IFP-RJ) and enrolled with the CPF/MF under the n. 469.065.257-00, resident and domiciled at City of Rio de Janeiro, State of Rio de Janeiro, at Avenida Ataulfo de Paiva, 1.100, 7th floor, rooms 701 and 702, parte, Leblon, Zip Code 22440-035;

(xvii)       Raul Calfat, Brazilian, married, business manager, bearer of the Identity card RG n. 5.216.686-7, bearer of the Identity card RG n. 5.216.686-7, enrolled with the CPF/MF under the n. 635.261.408-63, with professional address at Rua Amauri, 255, 16th floor, São Paulo - SP, Zip Code 01448-000; and

(xviii)      Tatiana Bacchi Eguchi Anderson, Brazilian, married, lawyer, bearer of the Identity card RG n. 24.102.443-2, enrolled with the CPF/MF under the n. 214.001.978-48, with professional address at Rua Amauri, 255, 12th floor, São Paulo - SP, Zip Code 01448-000.

7.6.1. The members of the Directors Board herein elected on items (iii) and (xv) of 7.7 above, are considered Independents Members of the Company for purposes of the Listing Regulation of BM&FBOVESPA Novo Mercado (“Novo Mercado Regulation”) and the Articles of Association of the Company.

7.6.2. Based on the information received by the Company’s management, and in accordance with the applicable law, the shareholders were informed that the members of the Board of Directors meet the requirements set forth by section 162 of the Brazilian Corporations Law and are in conditions to execute, without any restrictions, the statement mentioned in sections 147, § 4º of the Brazilian Corporations Law and article 2º of CVM Instruction n. 367/02.

7.6.3. The members of the Board of Directors herein elected shall be invested in their respective offices within thirty (30) days, counted from the date hereof, by the execution of (i) the term of investiture to be drawn up in the Company’s specific book together with the clearance certificate pursuant to item 7.6.2 above; and (ii) the respective Instrument of Consent of the Members of the Board of Directors, in accordance with the model of Annex A to the Novo Mercado Regulation.

7.6.4. To state that shareholder Tempo Capital Principal Fundo de Investimento de Ações has presented a claim against the participation of the shareholder Caixa de Previdência dos Trabalhadores do Banco do Brasil - PREVI and of shareholders that are managed by BB Gestão de Recursos - DTVM SA in the separate voting procedure to elect members of the Fiscal Council, declaring the impairment of these shareholders to vote as a consequence of the relevant influence of the Federal Union, considering that BNDES Participações S.A. (“BNDESPAR”), shareholder of the Company and a part of the Shareholders’ Agreement filed on the Company headquarters, is part of the indirect administration of the Federal Government. The chairman, after analyzing and receiving a written statement from the representative of Caixa de Previdência dos Funcionários do Banco do Brasil — PREVI and statement of the representative of BB Gestão de Recursos -

DTVM S.A. that there was no influence of the Federal Government on the vote of Caixa de Previdência dos Funcionários do Banco do Brasil — PREVI and on the vote of shareholders represented by BB Gestão de Recursos - DTVM S.A., respectively, to be delivered at this meeting, did not declare the impediment of the shareholder Caixa de Previdência dos Funcionários do Banco do Brasil — PREVI and the shareholders represented by BB Gestão de Recursos - DTVM S.A., since based on guidance from Circular Letter CVM SEP 01/2017, the chairman shall only prevent the vote of shareholders in separate elections, in cases where the conflict remains evident.

7.6.4. It was approved, therefore, by 419.587.449 (Four hundred and nineteen million, five hundred and eighty seven thousand, four hundred and forty nine) affirmative votes, 52.100.779 (Fifty-two million, one hundred thousand, seven hundred and seventy-nine) dissenting votes and 20.460.961 (Twenty million, four hundred and sixty thousand, nine hundred and sixty one) abstentions, (i) to appoint Mr. José Luciano Duarte Penido for the position of Board of Directors’ President; and (ii) to appoint Mr. João Carvalho de Miranda for the position of Board of Directors’ Vice President.

7.7. To approve, by 492.204.291 (Four hundred and ninety-two million, two hundred and four thousand, two hundred and ninety-one) affirmative votes, 12.978 (Twelve thousand, nine hundred and seventy-eight) dissenting votes and 6,422 (six thousand, four hundred and twenty-two) abstentions, the instatement of the Company’s Fiscal Council with term of office until the date of the Ordinary Shareholders’ Meeting that will examine the Company’s financial statements related to the fiscal year ending on December 31, 2017.

7.8. To approve, by 488.273.120 (Four hundred and eighty-eight million, two hundred and seventy-three thousand, one hundred and twenty) affirmative votes, 3.938.554 (Three million, nine hundred and thirty-eight thousand, five hundred and fifty-four) dissenting votes and 12.017 (Twelve thousand and seventeen) abstention, that the Company’s Fiscal Council will be composed by three (3) effective members and three (3) alternate members, with term of office until the date of the Ordinary General Shareholders’ Meeting which will examine the Company’s financial statements related to the fiscal year ending on December 31, 2017.

7.8. 1. To state that the Fiscal Council has a non-permanent character, but was installed on this Ordinary General Shareholders’ Meeting and their members were elected with term office until the date of the Ordinary General Shareholders’ Meeting which will examine the Company’s financial statements related to the fiscal year ending on December 31, 2017.

7.9. To elect the following persons as members of the Fiscal Council, with term of office until the date of the Ordinary General Shareholders’ Meeting which will examine the Company’s financial statements related to the fiscal year ending on December 31, 2017:

(i)            Mauricio Aquino Halewicz Brazilian, married, accountant, resident e domiciled in the City of São Paulo, State of São Paulo, with office at Alameda Santos, 700, cj. 62, Cerqueira Cesar,, Zip Code (CEP) 01418-100, bearer of identity card RG No 7.049.172.823, issued by SSP/RS, enrolled with CPF/MF under No 694.701.200-78, elected by 395,852,418 (three hundred and ninety five million, eight hundred and fifty two thousand, four hundred and eighteen) affirmative votes, 1,811,003 (one million, eight hundred and eleven thousand and three) dissenting votes and 2,415 (two thousand, four hundred and fifteen) abstentions, as an President of the Fiscal Council;

(ii)           Geraldo Gianini, Brazilian, judicially divorced, accountant, resident e domiciled in City of São Paulo, State of São Paulo, at Rua Professor Tamandaré Toledo, 170, apartment 83, Itaim Bibi, Zip Code (CEP) 04532-020, bearer of identity card RG No 544.903-X, issued by SSP/SP, enrolled with CPF/MF under No 531.905.488-20, elected by 395,852,418 (three hundred and ninety five million, eight hundred and fifty two thousand, four hundred and eighteen) affirmative votes, 1,811,003 (one million, eight hundred and eleven thousand and three) dissenting votes and 2,415 (two thousand, four hundred and fifteen) abstentions, as an alternate member to the office of Mr. Mauricio Aquino Halewicz;

(iii)          Gilsomar Maia Sebastião, Brazilian, married, accountant, resident and domiciled in the City of São Paulo, State of São Paulo, with office at Av. Brás Leme, 1717, 2nd floor, Zip Code (CEP) 02511-000, bearer of identity card RG No 24.733.092-9, issued by SSP/SP, enrolled with CPF/MF under No 174.189.288-07, elected by 395,852,418 (three hundred and ninety five million, eight hundred and fifty two thousand, four hundred and eighteen) affirmative votes, 1,811,003 (one million, eight hundred and eleven thousand and three) dissenting votes and 2,415 (two thousand, four hundred and fifteen) abstentions, as an effective member of the Fiscal Council;

(iv)          Antonio Felizardo Leocadio, Brazilian, married, accountant, resident and domiciled in the City of São Paulo, State of São Paulo, at Rua Luis Correia de Melo, 148, Apartment 201, Tower 4, CEP 04726-220, bearer of identity card RG No 23.410.097-7, issued by SSP/SP, 6 1551601v3 enrolled with CPF/MF under No 129.803.248-25, elected by 395,852,418 (three hundred and ninety five million, eight hundred and fifty two thousand, four hundred and eighteen) affirmative votes, 1,811,003 (one million, eight hundred and eleven thousand and three) dissenting votes and 2,415 (two thousand, four hundred and fifteen) abstentions, as an alternate member to the office of Mr. Gilsomar Maia Sebastião;

(v)           Domenica Einsenstein Noronha, Brazilian, single, business manager, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, with office in Rua do Carmo, No. 8, group 205, Centre, Zip Code (CEP) 28640-000, bearer of identity card RG N. 111.310.25-6, issued by IFP/RJ, enrolled with CPF/MF under No 090.448.297-93 elected in separate voting procedure, without the participation of the controlling shareholder, by 51.656.130 (Fifty-one million, seven hundred and fifty-eight thousand, one hundred and three)affirmative votes, 7.707.900 (Seven million seven hundred and seven thousand nine hundred) dissenting votes and 3.036.034 (Three million, thirty-six thousand, thirty-four) abstentions, representing the majority of the votes of the minority shareholders’ that were present and took part in the separate voting procedure, under the terms provided for in section 161, § 4th, item “a” of Brazilian Corporations Law, as an effective member of the Fiscal Council; and

(vi)          Maurício Rocha Alves de Carvalho, Brazilian, married, engineer, resident and domiciled in the City of São Paulo, State of São Paulo, Rua Canário, 515, 4th floor, apartment 41, Moema, Zip Code 01418-100, bearer of identity card RG No 04.249.242-1 SSP/SP, enrolled with CPF/MF under No 709.925.5807-00, elected by 51.656.130 (Fifty-one million, six hundred and fifty-six thousand, one hundred and thirty) affirmative votes, 7.707.900 (Seven million, seven hundred and seven thousand nine hundred) dissenting votes and 3.036.034 (Three million, thirty-six thousand, thirty-four), abstentions, representing the majority of the votes of the minority shareholders’ that were present and took part in the separate voting procedure, under the terms provided for in section 161, § 4th, item “a” of Brazilian Corporations Law, as as alternative of Ms. Domenica Eisentein Noronha.

7.9.1. To state that the election of Ms. Domenica Eisenstein Noronha and Mr. Maurício Rocha Alves de Carvalho as his alternate, using the separate voting procedure, Which was previously required by the minority shareholders, representing more than 2% (two per cent)of the Company’s total and voting capital stock, pursuant to section 161, paragraph 4th, item “a” of the Brazilian Corporations Law.

7.9.2. To state that the shareholder Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI, has appointed to the separate voting procedure Mr. Sérgio Ricardo Mirando Nazaré and Mr. Jorge Luiz Pacheco as his alternates, however the candidates appointed in item 7.9 above were elected by the majority of the minority shareholders that have demonstrated their separate votes in accordance with item 7.10 (v) and (vi) above.

7.9.3. Based on the information received by the Company’s management, and in accordance with the applicable law, the shareholders were informed that the members of the Fiscal Council meet the requirements set forth by section 162 of the Brazilian

Corporations Law and are in conditions to execute, without any restrictions, the statement mentioned in sections 147 and 162, paragraph 2nd of the Brazilian Corporations Law.

7.9.4. The members of the Fiscal Council herein elected shall be invested in their respective offices within thirty (30) days, counted from the date hereof, by the execution of (i) the term of investiture to be drawn up in the Company’s specific book together with the clearance certificate pursuant to item 7.9.3 above; and (ii) the respective Instrument of Consent of the Members of the Fiscal Council, in accordance with the model of Annex C to the Novo Mercado Regulation.

7.10. To approve, by 439.789.511 (Four hundred and thirty-nine million, seven hundred and eighty-nine thousand, five hundred and eleven) affirmative votes, 48.130.714 (Forty-eight million, one hundred and thirty thousand, seven hundred and fourteen) dissenting votes and 4.303.466 (Four million, three hundred and three thousand, four hundred and sixty-six) abstention, the global compensation sum of up to R$ 59.000.000,00 (Fifty nine million Brazilian reais) for the Company’s managers for the fiscal year of 2017, being the amount of up to R$49.972.145,77 (Forty-nine million, nine hundred and seventy-two thousand, one hundred and forty-five Brazilian reais and seventy-seven cents) for the compensation to be paid in cash (fixed and variable compensations and benefits) and the amount of up to R$9.027.854,23 (Nine million, twenty-seven thousand, eight hundred and fifty-four Brazilian reais and twenty-three cents) for the compensation based on shares (phantom stock options and stock options plan), being the Company’s Board of Directors responsible for setting and apportioning the individual compensations of the managers and, as the case may be, the granting of representation fees and/or benefits of any nature, in accordance with section 152 of Brazilian Corporations Law.

7.11. To approve, by 439.789.511 (Four hundred and thirty-nine million, seven hundred and eighty-nine thousand, five hundred and eleven) affirmative votes, 48.130.714 (Forty-eight million, one hundred and thirty thousand, seven hundred and fourteen) dissenting votes and 4.303.466 (Four million, three hundred and three thousand, four hundred and sixty-six) abstentions, that the compensation to be paid to the members of the Fiscal Council shall correspond to no less than 10% (ten per cent) and, no more than 20% (twenty per cent) of the compensation that, on average, is assigned to the Company’s officers, not included the benefits, representation fees and profit participation stakes assigned to the officers, in accordance with §3rd of section 162 of the Brazilian Corporations Law.

7.11.1. The alternate members of the Fiscal Council shall only be paid when replacing the effective members.

8. DOCUMENTS: The documents and proposals referred to the general meeting, as well as the manifestations of votes, protests and dissent presented in writing by the shareholders were numbered, initialed by the Board and the shareholders and were filed at the Company’s headquarters.

9. ADJOURNMENT: There being no further matters to be discussed, the Chairman declared the meeting adjourned and suspended the procedures for the time necessary for the draft of these minutes, in the summary format, in accordance with section 130, paragraph 1st, of the Brazilian Corporation Law, and being authorized its publication without the signature of the shareholders, as provided by paragraph 2nd of section 130 of the Brazilian Corporation Law, which was read, approved and signed by all those present. São Paulo, April 28, 2017. Board: (aa) André Mestriner Stocche — Chair; (aa) Alessandra Zequi Salybe de Moura — Secretary. Management’s representative: Mr. Guilherme Perboyre Cavalcanti — CFO and Investors Relations Officer. Fiscal Council Representative: Mr. Mauricio Aquino Halewicz — Chairman of the Fiscal Council. Representative of BDO RCS Auditores Independentes SS: Eduardo Vasconcelos. Shareholders present: BNDES Participações S.A. — BNDESPAR (by Catarina Breckenfeld Lacerda); Caixa de Previdência dos Funcionários do Banco do Brasil (by Luís Gustavo Frantz); Votorantim S.A. (by Tatiana Bacchi Eguchi Anderson); GIF V PIPE FUNDO DE INVESTIMENTO EM PARTICIPAÇÕES, represented by Gávea Investimentos Ltda. (by Caio Itiberê Ferreira da Silva); TEMPO CAPITAL PRINCIPAL FUNDO DE INVESTIMENTO DE AÇÕES, represented by Tempo Capital Gestão de Recursos Ltda. (by Guilherme de Mello Franco Faoro, Guilherme Barreto Bernardes); CITIBANK NA, ADR DEPARTMENT, represented by Itaú Unibanco S.A. (by Iamara Garzone); Acadian Emerging Markets Equity Fund, Active M Emerging Markets Equity Fund, Advanced Series Trust - AST Blackrock Global Strategies Portfolio, Advanced Series Trust - AST Goldman Sachs Multi-Asset Portfolio, Advanced Series Trust - AST Parametric Emerging Markets Equity Portfolio, Alaska Permanent Fund, Arizona PSPRS Trust; AT&T Union Welfare Benefit Trust; BELLSOUTH CORPORATION RFA VEBA TRUST; Bill and Melinda Gates Foundation Trust; Bimcor Global Equity Pooled Fund; Blackrock CDN MSCI Emerging Markets Index Fund; Blackrock Institutional Trust Company N.A.; BMO Low Volatility Emerging Markets Equity ETF; BMO MSCI Emerging Markets Index ETF; BMO UCITS ETF ICAV; British Airways Pension Trustees Limited - Maic A/C; British Airways Pension Trustees LTD. (MPF A/C); Caisse de Depot et Placement du Quebec; Catholic United Investment Trust; CF DV Emerging Markets Stock Index Fund; CIBC Emerging Markets Index Fund; City of Edmonton Equity Unit Trut; Commonwealth Superannuation Corporation; Desjardim IBRIX Low Volatility Emerging Markets Fund; Deutsche X-Trackers MSCI ALL World EX USA Hedged Equity ETF; Diversified Markets (2010) Pooled Fund Trust; Dreyfus Investment Funds - Diversified Emerging Markets Fund; represented bys by Citibank N.A. (by Iamara Garzone); Eaton Vance Trust; Company Common Trust Fund- Parametric Structured Emerging Markets Equity Common Trust Fund; Emerging Markets Equity Index Master Fund; Emerging Markets Equity Index Plus Fund; Emerging Markets Ex-Controversial Weapons Equity Index Fund B; Emerging Markets Index Non-Lendable Fund; Emerging Markets Index Non-Lendable Fund B; Emerging Markets International Fund; Emerging Markets Sudan Free Equity Index Fund;

Employees Retirement System of the State of Hawaii; EVTC CIT FOF EBP-EVTC PARAMETRIC SEM CORE EQUITY FUND TR; Fiam Global EX U.S. Index Fund, LP; Fidelity Investment Trust: Fidelity Emerging Markets Discovery Fund; Fidelity Salem Steet Trust: Fidelity Emerging Markets Index Fund; Fidelity Salem Steet Trust: Fidelity SAI Emerging Markets Index Fund; Fidelity Salem Street Trust: Fidelity Global EX U.S. Index Fund; Fidelity Salem Street Trust: Fidelity Series Global Ex U.S. Index Fund; Fidelity Salem Street Trust: Spartan Total Internation Index Fund; First Trust Bick Index Fund; First Trust Brazil Alphadex Fund; First Trust Latin America Alphadex Fund; Ford Motor Company Defined Benefit Master Trust; Franklin Templeton ETF Trust - Franklin LibertyQ Emerging Markets ETF; Franklin Templeton ETF Trust - Franklin LibertyQ Global Equity ETF; FSS Emerging Market Equity Trust; Fundpartner Solutions (SUISSE) SA  — Capacity - Fonds Institutionnel - Actions Emergents; Future Fund Board of Guardians; GE Investments Funds, INC.; GIVI Global Equity Fund; Global X MSCI SuperDividend Emerging Markets ETF; Goldman Sachs Trust II - Goldiman Sachs Multi-Manager Global Equity Fund; Government Employees Supernnuation Board; HP Invest Common Contractual Fund; IBM 401(K) Plus Plan; IBM Diversified Global Equity Fund; Intech Emerging Markets Managed Volatility Fund; represented bys by Citibank N.A. (by Iamara Garzone); Ishares III Plubic Limited Company; Ishares MSCI ACWI EX U.S. ETF; Ishares MSCI Brazil Capped ETF; Ishares MSCI BRIC ETF; Ishares MSCI Emerging Markets ETF; Japan Trustee Services Bank, LTd, RE: STB Daiwa Emerging Equity Fundamental Index Mother Fund; Japan Trustee Services Bank, LTD. RE: RTB Nikko Brazil Equity Active Mother Fund; Japan Trustee Services Bank, Ltd. STB Brazil Stock Mother Fund; John Hancock Funds II Strategic Equity Allocation Fund; LACM Emerging Markets Fund L.P.; LACM EMII, L.P; Legal & General Global Emerging Markets Index Fund; Legal & General Global Equity Index Fund; Legal & General International Index Trust; Legal and General Assurance Society Limited; Legg Mason Global Funds PLC; Liconln Variable Insurance Products Trust - LVIP SSGA Emerging Markets 100 Fund; Lockheed Martin Corporation Master Retirement Trust; Los Angeles Capital Global Funds PLC; Managed Pension Funds Limited; Marcer QIF Fund PLC; National Council for Social Security Fund; NAV Canada Pension Plan; New York State Teachers Retirement System; New Zealand Superannuation Fund; Northern Emerging Markets Equity Index Fund; Northern Trust Investment Funds PLC; Northern Trust Ucits FGR Fund; NTGI - QM Common Daily All Country World Ex-US Equity Index Fund — Lending; NTGI - Quantitative Management Collective Fund Trust; NTGI - QM Common Daily Emerging Markets Equity Index Fund — Lending; NTGI - QM Common Daily Emerging Markets Equity Index Fund-Non Lending; OPSEU Pension Plan Trust Fund; Oregon Public Employees Retirement System; Parametric Emerging Markets Fund; Parametric Tax-Managed Emerging Markets Fund; represented bys by Citibank N.A. (by Iamara Garzone); Pear Tree Panagora Emerging Markets Fund; Pictet-Emerging Markets Index;Pictet-Emerging Markets Sustainable Equities; Powershares FTSE Rafi Emerging Markets Portfolio; Public Employee Retirement System of Idaho; Public Sector Pension Investment Board; QS Investors DBI Global Emerging Markets Equity Fund LP; Quantshares Enhanced Core Emerging Markets ETF; Schwab Emerging Markets Equity

ETF; Scottish Widows Investment Solutions Funds ICVC-Fundamental Index Emerging Markets Equity Fund; SPDR MSCI ACWI Ex-US ETF; SSGA MSCI ACWI EX-USA INDEX NON-LENDING DAILY TRUST; SSGA SPDR EUROPE I PLC; State of Minnesota State Employees Retirement Plan; State of New Jersey Common Pension Fund D; State Street Bank and Trust Company Investment Funds for Tax Exempt Retirement Plans; State Street Emerging Markets Equity Index Fund; State Street Global Advisors Luxembourg Sicav - State Street Global Emerging Markets Index Equity Fund; State Street Ireland Unit Trust; State Street MSCI Brazil Index Non-Lending Common Trust Fund; State Street Russell Rafi Global EX-U.S. Index Non-Lending Common Trust Fund; Sunsuper Superannuation Fund; Teacher Retirement System of Texas; Teachers’ Retirement System of the State of Illinois; The Andrew W. Mellon Foundation; The Bank of New York Mellon Employee Benefit Collective Investment Fund Plan; The Board of Administration of the Los Angeles  City Employees’ Retirement System; The Board of Regents of the University of Texas System; The Monetary Authority of Singapore; The Nomura Trust and Banking CO., LTD. RE: International Emerging Stock Index MSCI Emerging no Hedge Mother Fund; The Pension Reserves Investment Management Board; The Seventh Swedish National Pension Fund-AP 7 Equity Fund; Trust & Custody Services Bank, Ltd. RE: Emerging Equity Passive Mother Fund; Trustees of the Estate of Bernice Pauhi Bishop DBA Kamehameha Schools; UAW Retiree Medical Benefits Trust; represented bys by Citibank N.A. (by Iamara Garzone); Utah State Retirement Systems; VANECK VECTORS NATURAL RESOURCES ETF; Vanguard Emerging Markets Stock Index Fund; Vanguard FTSE All-World Ex-US Index Fund, A Series of Vanguard International Equity Index Funds; Vanguard Funds Pulic; Limited Company; Vanguard Investment Funds ICVC - Vanguard FTSE Global All Cap Index Fund; anguard Investment Series PLC; Vanguard Total World Stock Index Fund, A Series of Vanguard International Equity Index Funds; Virginia Retirement System; Voya Emerging Markets Index Portfolio; WGI Emerging Markets Fund, LLC; Willian and Flora Hewlett Foundation; Wilshire Mutual Funds, INC - Wilshire International Equity Fund; WisdomTree Emerging Markets Dividend Fund; WSIB Investment (Public Equities) Pooled Fund Trust; represented bys by Citibank N.A. (by Iamara Garzone); Best Investment Corporation; represented by HSBC CTVM S.A. Organização Bradesco (by Iamara Garzone); Bombardier Trust (UK), representada by Bombardier (UK) CIF - Trustee Limited; Canada Post Corporation Registered Pension Plan; Banco BNP Paribas Brasil S.A. (by Iamara Garzone); JP Morgan Chase Retirement Plan; JP Morgan Funds; Ministry of Strategy and Finance; Public Employees Retirement System of Ohio; Stichting Pensioenfonds Voor Huisartsen; The Church Commissioners for England; represented bys by JP Morgan S.A. (by Iamara Garzone); The Master Trust Bank of Japan, Ltd. as trustee for MTBJ400045796; The Master Trust Bank of Japan, Ltd. as trustee for MTBJ400045828; The Master Trust Bank of Japan, Ltd. as trustee for MTBJ400045829; THE YOUNG MENS CHRISTIAN ASSOCIATION RETIREMENT FUND; Vanguard Total International Stock Index Fund a Series of Vanguard Star Funds; represented bys by JP Morgan S.A. (by Iamara Garzone); Alaska Black Master Fundo de Investimento em Ações - BDR Nível 1; Alaska Range Fundo de Investimento Multimercado; JATLAN

Fundo de Investimento em Ações (by Luís Gustavo Frantz); BB Previdenciário Ações Governança Fundo de Investimento; BB Top Ações Dividendos MIDCAPS Fundo de Investimento; BB Terra do Sol Fundo de Investimento Multimercado; BB Eco Gold Fundo de Investimento em Ações; BB Top Ações Dividendos Ativo Fundo de Investimento; BB Top Multimoderado LP Fundo de Investimentos Multimercado; BB Top Açoes Exportação Fundo de Investimento em Ações; BB Top Ações Índice Sustentabilidade Empresarial Fundo de Investimento em Ações; Brasilprev TOP A Fundo de Investimento de Ações; BB Top Multi Inst LP Fundi de Investimentos Multimercado; BB Top Ações IBRX Indexado Fundo de Investimento; BB Ações 22 Fundo de Investimentos; BB Top Multi LP Absoluto Fundo de Investimentos Multimercado, (Represented bys by Victor Félix de Oliveira); Acionistas que votaram by boletim de voto a distância: Alliancebernstein Delaware Business Trust - A I All-C P S; Allianz Global Investors Fund-Allianz Em M Eq Opp; American Heart Association, Inc.; Aquila Emerging Markets Fund; Arrowstreet (Canada) Global World Alpha Extension Fund I; Blackrock Asset Management Schweiz Ag On B Of Bifs E M E I F; Blackrock Global Index Funds; Blackrock Life Limited - Dc Overseas Equity Fund; Blackrock Strategic Funds - Blackrock Systematic Global E F; Bny Mellon Tr & Dep (Uk) Limited As T Of Beme Tracker Fund; Board Of Pensions Of The Evangelical Lutheran Church In Amer; Cdn Acwi Alpha Tilts Fund; Cibc Latin American Fund; Commonwealth Bank Group Super; Consulting Group Capital Mkts Funds Emer Markets Equity Fund; Cornerstone Advisors Global Public Equity Fund; County Employees Annuity And Benefit Fd Of The Cook County; Deutsche X-Trackers Ftse Emerging Comprehensive Factor Etf; Deutsche X-Trackers Msci Brazil Hedged Equity Etf; E V Inter (Irl) F Plc - E V Inter (Irl) P Emerging M Core F; Eaton Vance Collective Investment Tfe Ben Plans Em Mq Equ Fd; Eaton Vance Int (Ir) F Plc-Eaton V Int (Ir) Par Em Mkt Fund; Emerging Markets Equity Esg Screened Fund B; Ftse Rafi Emerging Index Non-Lendable Fund; Global Ex-Us Alpha Tilts Fund; Global Ex-Us Alpha Tilts Fund B; Hc Capital Trust The Commodity Returns Strategy Portfolio; Hc Capital Trust The Emerging Markets Portfolio; Hewlett-Packard Company Master Trust; International Expatriate Benefit Master Trust; Investors Wholesale Emerging Markets Equities Trust; Irish Life Assurance Plc; Ishares Broad Emerging Markets Fund; Ishares Core Msci Emerging Markets Etf; ISHARES CORE MSCI TOTAL INTERNATIONAL STOCK ETF; Ishares Ii Public Limited Company; Ishares Msci Brazil Ucits Etf (Acc); Ishares Public Limited Company; John Hancock Variable Ins Trust Intern Equity Index Trust B; Kapitalforeningen Investin Pro, Global Equities I; Legal & General Collective Investment Trust; Legal And General Assurance Pensions Mng Ltd; Maryland State Retirement And Pension System; Mm Select Equity Asset Fund; Navarro 1 Fund Llc; Norges Bank; Ntgi-Qm Common Dac World Ex-Us Investable Mif — Lending; Pictet Funds S.A Re: Pi(Ch)-Emerging Markets Tracker; Polunin Developing Countries Fund, Llc; Poplar Tree Fund Of American Investment Trust; Powershares Ftse Rafi Emerging Markets Ucits Etf; Raytheon Company Master Trust; Reliance Trust Institutional Retirement Trust; Russell Investment Company Public Limited Company; St. James S Place Global Equity Unit Trust; Stanlib Funds Limited; State General Reserves Fund; State Street Global Equity Ex-Us Index Portfolio; Stichting

Pensioenfonds Van De Nederlandsche Bank N.V; Stichting Pggm Depositary; Stichting Philips Pensioenfonds; Td Emerald Low Volatility Emerging Market Equity Pooled Fund; The Government Of His M The S And Y D-P Of Brunei Darussalam; The Mtbj Ltd. As Trt F Hsbc Br Infrastructure Eq Mother Fund; The President And Fellows Of Harvard College; The Regents Of The University Of California; The Texas Education Agency; Total International Ex U.S. I Master Port Of Master Inv Port; Washington State Investment Board; WELLS FARGO BK D OF T ESTABLISHING INV F FOR E BENEFIT TR; Certified by André Mestriner Stocche — Chairman.

The present corresponds to the original document drawn up in the Book of the Minutes of General Shareholders’ Meetings.

Mesa:

André Mestriner Stocche	Alessandra Zequi
Presidente	Secretária

FIBRIA CELULOSE S.A.

Publicly-Held Company

Corporate Taxpayer ID (CNPJ) No. 60.643.228/0001-21

Company Registry (NIRE) 35.300.022.807 | CVM Code No. 12793

EXHIBIT I TO THE MINUTE OF THE ORDINARY GENERAL SHAREHOLDERS’ MEETING HELD ON APRIL 28, 2017

CAPITAL BUDGET

As provided for in section 196 of Law No. 6,404/76, with the wording given by Law No. 10,303, of October 31, 2001, the management of Fibria Celulose S.A. (“Fibria” or “Company”) hereby submits its proposed Capital Budget.

The proposal of allocation of the net results of 2016 contemplated in Fibria’s Financial Statements, in line with its investments plan, provides that, after the adjustments established in sections 193 and 202 of Law No. 6.404/76, earnings in the amount of R$1.179.079 thousand, will be withheld and allocated at the Investment’s Reserve, which shall be added to the current balance of this reserve, in the amount of R$805,870 thousand.

The Investment Plan for 2017, duly approved by the Board of Directors during the meeting held on December 15, 2016, totals the amount of R$5.213 million, distributed as follows:

R$ Milhões
Maintenance	415
Modernization	79
Research and Development	4
Information Technology	10
Forest – Renovation	1.595
Safety/Enviroment	42
Cellulose Logistics	57
Horizon 2	3.011

Total Capital Budget	5.213

This investments will be made primarily with the profits held in the Profits Reserves for investments in the amount of R$ 2.010 thousand. The difference, in the amount of R$3.203 million, for the total realization of the investment proposed by the management, will be made with own funds (generated from operations during the year) and sources from third parties.

Summary Table of Sources and Uses of Funds

Source of Funds R$ million

Withholding of profits for investments

Balance of the profits reserve for investment 831

Withheld earnings in 2016 1.179

Own funds (generated from operations during the year)

/Third parties 3.203

TOTAL 5.213

Uses

Investiments 5.213

This being the intended proposal, the Company’s management is at shareholders’ disposal to make any further clarifications required.

São Paulo, January 27, 2017.

THE MANAGEMENT

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 28, 2017

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO